SECURITAS SYSTEMS

82-35019

Stockholm 2007-05-10

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH, D.C. 160 SECTION

07023976

PROCESSED
JUN 0 4 2007
THOMSON FINANCIAL

SECURITAS SYSTEMS

Stockholm 09 05 07

PRESS RELEASE

Annual General Meeting of Securitas Systems AB (publ)

At today's Annual General Meeting of Securitas Systems AB (publ) the following, among other matters, was resolved:

Board of Directors

The Annual General Meeting resolved that the number of Board members shall be seven with no deputy members. The Meeting re-elected Carl Douglas, Tomas Franzén, Eva Lindqvist, Melker Schörling and Juan Vallejo and elected as new Board members Anders Böös and Ulrik Svensson. Melker Schörling was re-elected Chairman of the Board. The fee to the Board members was determined to SEK 1,400,000 in total, apportioned so that the Chairman of the Board shall receive SEK 400,000 and the other Board members, except for the President, SEK 200,000 each.

Nomination Committee

The Meeting re-elected Melker Schörling, Gustaf Douglas and Marianne Nilsson (Swedbank Robur Fonder) and elected Mats Tunér (SEB Fonder) as members of the Nomination Committee before the Annual General Meeting 2008. Gustaf Douglas was appointed Chairman of the Committee.

Dividend

In accordance with the proposal of the Board, the Meeting resolved to declare a dividend of SEK 0.40 per share. 14 May 2007 was determined as record date for the dividend, and payment from the Central Securities Depository (*Sw: VPC*) is expected to commence on
18 May 2007.

Guidelines for remuneration to senior executives

The Annual General Meeting resolved on adoption of guidelines for remuneration to senior executives principally entailing that the remuneration and other terms of employment shall be competitive and in accordance with market conditions in order to ensure that the Securitas Systems Group will be able to attract and keep competent senior executives. The guidelines entail that the senior executives may, in addition to a fixed basic salary, receive a variable remuneration, which shall have a predetermined cap and be based on the outcome in relation to earnings targets (and in certain cases other key ratios) within the individual area of responsibility. The variable remuneration shall amount to a maximum of 75 per cent of the fixed annual salary for the President, and to a maximum of 60-75 per cent of the fixed

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

annual salary for individuals of the group management. The undertakings of the company as regards variable remuneration, may at maximal outcome for the present members of the senior management during 2007, amount to a maximum of MSEK 6. In addition to the abovementioned variable remuneration, share or share price related incentive programs may be implemented from time to time. Pension right for senior executives shall be applicable as from the age of 65 at the earliest. The pension plans for the management shall principally be fee-based. Other benefits, such as special health insurance or occupational health service, shall be provided to the extent this is considered customary for senior executives holding equivalent positions on the employment market where the senior executive is active. In case of termination by the company, the notice period for all senior executives shall amount to a maximum of twelve months and 24 months for the CEO. Severance pay, not exceeding twelve months basic salary, may be paid after the end of the notice period. In case of resignation by a senior executive, the notice period shall amount to a maximum of six months and no severance pay shall be awarded. The Board shall be entitled to deviate from the guidelines in individual cases if there are particular grounds for such deviation. The full guidelines can be found on the company website.

Proposal for resolution on an incentive program for certain employees in the Securitas Systems Group, directed issue of subscription warrants and approval of transfer of subscription warrants, etc.

The Meeting resolved to implement an Incentive Program comprising approximately 60 senior executives within the Securitas Systems Group ("Incentive Program 2007/2012"). The program entails that senior executives and key-employees shall be offered to acquire subscription warrants at market price.

The reasons for implementing the warrant program is that Securitas Systems AB wishes to introduce an incentive for senior executives and key-employees within the group, whereby they can be offered the opportunity to take part in an increase in value of the company's share. This is expected to increase the interest in the company's development – as well as in the company's share price development – and to stimulate a continued company loyalty over the forthcoming years. The Incentive Program 2007/2012 is however only directed to such key-employees, who in their employment have a distinct responsibility for the company's development and a significant possibility to affect this.

To be able to introduce the Incentive program 2007/2012, the Meeting also resolved on a directed issue of five million subscription warrants with a right to new subscription of shares of series B in the Company, in accordance with the proposal from the Board of Directors. With deviation from the shareholders' preferential rights the participants will be offered to acquire subscription warrants at market price according to the Black and Scholes model. Each subscription warrant shall entitle to subscription of one new share of series B in Securitas Systems AB for SEK 30, however not less than the par value of the share. Subscription for shares in the company under the subscription warrants will take place during the time period commencing on 30 June 2007 up to and including 30 June 2012.

The reasons for disregarding the shareholders' preferential rights are that the directed issue is necessary to implement Incentive Program 2007/2012, which the Annual General Meeting believes will be beneficial for the senior executives and key-employees comprised by the program as well as the company's shareholders and the company itself. Incentive Program 2007/2012 offers employees the opportunity to take part in the economic growth of the company, maintain the confidence of the company and increase the value of the share.

Amendment of the Articles of Association

The Annual General Meeting approved of the Board's proposal to amend the Articles of Association implying that the provision in § 7 regarding notices to attend a general meeting is adjusted so that such notice shall be published in Svenska Dagbladet, Dagens Industri and Post och Inrikes Tidningar (the Swedish Official Gazette).

Interim Report January–March 2007

Increased sales growth characterizes the first quarter of the year

2007 compared with pro forma 2006

- Sales during the first quarter increased by 12 percent to MSEK 1,653 (1,471).
- Operating income before amortization increased by 5 percent during the first quarter to MSEK 120 (115). The operating margin before amortization amounted to 7.3 percent (7.8).
- Operating income after amortization increased by 18 percent during the first quarter to MSEK 116 (99). The operating margin after amortization amounted to 7.0 percent (6.7).
- Net income amounted to MSEK 85 (57).
- Earnings per share increased during the first quarter to SEK 0.23 (0.16).

2007 compared with 2006 (Combined financial statements)

- Sales during the first quarter increased by 12 percent to MSEK 1,653 (1,471).
- Operating income before amortization increased by 1 percent during the first quarter to MSEK 120 (119). The operating margin before amortization amounted to 7.3 percent (8.1).
- Operating income after amortization increased by 14 percent during the first quarter to MSEK 116 (102). The operating margin after amortization amounted to 7.0 percent (7.0).
- Net income amounted to MSEK 85 (51).
- Earnings per share increased during the first quarter to SEK 0.23 (0.14).

	Jan-Mar	Jan-Mar (Pro forma)	Jan-Mar
MSEK	**2007**	**2006**	**2006**
Sales	1,653	1,471	1,471
Sales growth, %	*12*	*17*	*17*
Organic sales growth, %	*13*	*10*	*10*
Operating income before amortization	120	115	119
Operating margin before amortization, %	*7.3*	*7.8*	*8.1*
Operating income after amortization	116	99	102
Income before taxes	122	84	74
Net income	85	57	51
Earnings per share, SEK	0.23	0.16	0.14

Comments from the CEO, Juan Vallejo

Securitas Systems showed sales growth of 12 percent for the first quarter 2007. The organic sales growth amounted to 13 percent. During the period, we reported operating income before amortization of MSEK 120 (115) and an operating margin before amortization of 7.3 percent. The development in Mainland Europe is satisfactory and is going according to plan. We acquired Larmassistans Teknik AB in Sweden and Italian CIS SpA during the quarter. The effects on earnings of Systems' increase of the sales organization and strengthening of the service offering are taking longer than previously estimated, which has resulted in weaker development in US/UK/Ireland. This may impact the operating margin negatively in 2007. Systems is now taking the necessary measures in order to increase profitability in the segment. The organic sales growth for 2007 is expected to be in line with 2006. At the same time, we anticipate that acquisition growth will be higher than during 2006.

For additional information contact:
Juan Vallejo, CEO and President, +46 8 657 7600
Peter Ragnarsson, CFO , +46 8 657 7600
Åsa Larsson, Head of Communications and IR, +46 8 657 7433

Press conference
The press conference will be held in Securitas Systems' head office at Lindhagensplan 70 in Stockholm on May 8, 2007 at 10,00 CET.

To follow the press conference by telephone (and ask questions) please call:
UK: + 44 (0) 208 817 9301
Sweden: +46 (0) 8 50 520 270

Future reporting dates

August 8, 2007	Interim Report for January-June 2007
November 7, 2007	Interim Report for January-September 2007

Annual General Meeting
The Annual General Meeting will be held on May 9, 2007 at the Hilton Slussen, Guldgränd 8, SE-104 65 Stockholm. The meeting will commence at 5.00 pm. The notice convening the meeting is available on www.securitassystems.com

Annual report
The Annual report for 2006 is available on Securitas Systems' home page www.securitassystems.com

Accounting principles and comparative figures

Accounting principles

Securitas Systems' consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in Securitas Systems AB's Annual Report for 2006. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting and RR31, Consolidated Interim Reports.

Comparative figures for 2006

The process of forming and capitalizing the Securitas Systems Group was concluded during 2006. Therefore, the reporting for 2006 included both pro forma statements and combined financial statements, according to the so-called "predecessor basis". The principles for how the pro forma statements and the combined financial statements were compiled are available in Securitas Systems' Year-end report for 2006 (see www.securitassystems.com). The difference between pro forma and predecessor, when it comes to the income statement, is comprised primarily of the financial costs for loan financing, administrative costs and tax costs which Securitas Systems has as an independent, listed company. With regards to the balance sheet, the difference is primarily comprised of the capitalization of the Group. As the formation and capitalization of the Group has been completed, there is no difference between the balance sheets as of September 30 and December 31, on the basis of either the pro forma or combined financial statements.

In the quarterly reporting for 2007, the previous year's figures are stated in brackets. The combined financial statements for 2006 are Securitas Systems' formal statements and are therefore always presented as comparative figures. In certain cases, the pro forma statements are stated as comparative figures with a view to illustrating Securitas Systems' development in a clear manner. To enable comparison with all quarters during 2006, pro forma statements for 2006 are reproduced in appendix 1 to this report.

All definitions are presented on page 17.

Income statement in summary for the Group

MSEK	Jan-Mar 2007	Jan-Mar 2006	Change %	Jan-Dec 2006
Sales	1,653	1,471	*12*	6,370
Organic sales growth, %	*13*	*10*		9
Operating income before amortization	120	119	*1*	635
Operating margin before amortization, %	*7.3*	*8.1*		*10.0*
Operating income after amortization	116	102	*14*	602
Operating margin after amortization, %	*7.0*	*7.0*		*9.4*
Income before tax	122	74	*64*	491
Net income	85	51	*67*	337
Earnings per share, SEK	0.23	0.14	*64*	0.92

Organic sales growth and operating margin per segment

Jan-Mar 2007

MSEK	Organic sales growth, %	Operating income[1]	Change, operating income, %[1]	Operating margin, %[1]	Change, operating margin[1]
Mainland Europe	12	144	12	11.8	0.1
US/UK/Ireland	18	-2	-113	-0.5	-4.7
Group	13	120	1	7.3	-0.8

[1] Before amortization

Sales and earnings

Group

January–March 2007
Organic sales growth continued to improve and increased during the quarter to 13 percent (10).

Operating income before amortization increased by 1 percent MSEK 120 (119). The operating margin before amortization amounted to 7.3 percent (8.1).

Operating income after amortization increased by 14 percent to MSEK 116 (102). The operating margin after amortization amounted to 7.0 percent (7.0).

Sales have been negatively impacted during the quarter by changes in exchange rates amounting to MSEK 41.3. Operating income after amortization has been positively impacted by changes in exchange rates amounting to MSEK 0.2.

Financial goals

Systems has two main financial goals:

- An average yearly sales growth of over 10 percent, including acquisitions
- An average yearly return on capital employed that exceeds 20 percent

Outlook for 2007

Organic sales growth for 2007 is expected to be in line with 2006, and at the same time we anticipate that acquisition growth will be higher than during 2006.

Development in the Group's segment

Securitas Systems' operations are divided into two different segments, Mainland Europe and US/ UK/Ireland.

Mainland Europe

Mainland Europe consists of the European market excluding UK and Ireland. Systems' customers are primarily within banking, retail, industry, transport and logistics. Systems' market share in the segment is estimated at approx. 4 percent. The market is still fragmented and conservative, where few players have the capability of coordinating installation and service across the whole of Europe. This means that Systems has a clear competitive advantage. The distribution between Systems' sales of installation/integration and services is approx. 55/45 in the segment. The development in the segment during the first quarter was good with regard to both growth and profitability. The previously announced acquisitions of the Italian company CIS SpA and the Swedish company Larmassistans Teknik AB were completed during the quarter and the operations are now integrated in Systems (see page 9).

Systems' focus in the segment is to increase the organic sales growth further, by developing new service offerings within specific product areas, increasing the introduction of new verticals and increasing sales of cross-border customer projects within the whole segment.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	**2007**	**2006**	**2006**
Sales	1,223	1,097	4,614
Organic sales growth, %	*12*	*10*	*7*
Operating income before amortization	144	128	617
Operating margin before amortization, %	*11.8*	*11.7*	*13.4*
Operating income after amortization	142	126	608
Operating capital employed	886	557	851
Operating capital employed as % of sales	*18*	*12*	*18*
Capital employed	2,270	1,698	1,979

January–March 2007

Organic sales growth increased to 12 percent and sales to MSEK 1,223 (1,097), while at the same time operating income before amortization increased by 12 percent to MSEK 144 (128). The operating margin before amortization amounted to 11.8 percent (11.7).

US/UK/Ireland

Securitas Systems' Anglo-Saxon market segment consists of US, UK and Ireland. Systems' customers are primarily within banking, retail and health care. Systems' market share in the segment is estimated at approx. 1 percent. The market, particularly the American one, is characterized by a traditionally lower proportion of service content compared with Mainland Europe. The distribution between Systems' sales of installation/integration and service is approx. 75/25 in the segment. Systems has continually focused on developing the service offering in order to increase service sales. Despite increased sales during the first quarter, the effects on earnings of the investments are taking longer than previously estimated. During the quarter, earnings in the segment were particularly affected by lower investment activity in the British banking sector. This may impact the segment's margin and profitability during 2007.

Systems is now taking necessary measures in order to recreate profitability in the segment. The actions will imply a reduction and adaptation of the variable costs. Systems focus is to secure a continued good and profitable order intake. In US/UK/Ireland the long-term strategy is to generate profitable organic sales growth by increasing service contributions among other things. In addition, it is Systems' ambition to broaden the customer portfolio.

MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Sales	418	363	1,707
Organic sales growth, %	*18*	*8*	*15*
Operating income before amortization	-2	15	96
Operating margin before amortization, %	*-0.5*	*4.2*	*5.6*
Operating income after amortization	-4	1	72
Operating capital employed	306	283	310
Operating capital employed as % of sales	*17*	*17*	*18*
Capital employed	1,757	1,711	1,736

January-March 2007

Organic sales growth increased to 18 percent and sales to MSEK 418 (363). At the same time, operating income before amortization decreased by -113 percent to -2 MSEK (15). The operating margin before amortization amounted to -0.5 percent (4.2).

Other information about the Group

Operating cash flow

January- March 2007
The operating cash flow amounted to MSEK 131 (138). Investments in operational fixed assets amounted to MSEK 66 (35).

MSEK	Jan-Mar 2007	Jan- Mar 2006
Operating income before amortization	120.5	119.1
Investments in fixed assets	-66.2	-35.1
Reversal of depreciation and amortization	36.2	38.0
Net investments in fixed assets	-30.0	2.9
Change in operating capital employed	40.8	16.5
Operating cash flow	**131.3**	**138.5**

For the complete cash flow statement refer to page 13.

Return on capital employed and capital employed

The Group's return on capital employed was 16 percent (18 percent as of December 31, 2006). The Group's operating capital employed amounted to MSEK 1,014 (988 as of December 31, 2006). This corresponds to 15 percent (15 percent as of December 31, 2006) of sales adjusted for full-year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 231. Adjusted for positive translation differences of MSEK 48 MSEK, the Group's total goodwill amounted to MSEK 2,701 (2,422 as of December 31, 2006).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 2. After amortization of MSEK 4 and positive translation differences of MSEK 5, the acquisition related intangible assets amounted to MSEK 211 (208 as of December 31, 2006).

The Group's total capital employed amounted to MSEK 3,925 (3,617 as of December 31, 2006).

Financing and liquidity

The Group's net debt amounted to MSEK 1,560 (1,384 as of December 31, 2006) and equity amounted to MSEK 2,365 (MSEK 2,233 as of December 31, 2006). The net debt includes the discounted value of additional purchase price of acquisitions made during the first quarter 2007.

The Group's main financing consists of a loan facility (Multicurrency Revolving Credit Facility) of SEK 3bn. The loan is a five year facility, with an option to extend for two years. The credit facility is intended to secure the company's ongoing financing needs and strategic growth. The outstanding loans amounted to MSEK 1,960 in total as of March 31 (1,942 as of December 31, 2006) and has primarily been utilized in Swedish krona and Euro within the terms of the loan facility. The loan has a variable interest rate where the interest fixing period has been adjusted with interest rate swap agreements in accordance with the established Treasury Policy.

The financial net for the first quarter 2007 amounted to MSEK 6 (-28). The majority of Systems external financing is in Swedish krona while intra-Group loans are based in local currency. Changes in exchange rates, with regard to Systems' most significant currencies against the Swedish krona, have positively impacted the financial net by MSEK 21 in total during the first quarter.

Tax

The Group's tax rate amounted to 30.6 percent (32.0) during the first quarter 2007.

Acquisitions

The acquisition calculations are subject to final adjustment up to one year after the date of acquisition.

Acquisitions January-March 2007

(MSEK) Company	Segment[1]	Included as of	Annual sales[2]	Acquisition price[3]	Enterprise value[4]	Good-will[5]	Acquisition related intangible assets
Opening balance						**2,422**	**208**
Larmassistans Teknik Sverige AB	Mainland Europe	Feb 1	98	58	47	48	2
CIS SpA	Mainland Europe	Mar 31	131	234	222	183	-
Total acquisitions January-March 2007				**292**		**231**	**2**
Amortization of acquisition related intangible assets							-4
Translation differences						48	5
Closing balance						**2,701**	**211**

[1] Refers to segment with main responsibility for the acquisition/disposal
[2] Estimated annual sales in SEK at the time of the acquisition, at the exchange rate at the time of the transaction
[3] Price paid to the seller
[4] Acquisition price plus acquired net debt
[5] Total increase in the Group's goodwill, including the acquired company's reported goodwill.

Larmassistans Teknik Sverige AB
Larmassistans Teknik supplies electronic security systems to companies and authorities and is particularly strong within the public sector and commercial properties sector in the Stockholm region. The company has approximately 100 employees. The acquisition has contributed MSEK 15 in sales and MSEK 1 in operating income during the first quarter 2007. An estimated earn-out is included in the total price which will be determined in 2010. The estimated total acquisition price therefore amounts to MSEK 58.

CIS SpA
CIS Spa has over twenty year's experience within the security sector and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. A payment of 75 percent of the shares in CIS SpA is included in the acquisition price as well as an estimated purchase price for the remaining 25 percent. Securitas Systems AB has a binding agreement to acquire the remaining 25 percent in 2011 and therefore reports a debt of MSEK 64. The estimated total acquisition price amounts to MSEK 234. CIS SpA is included in the Group as of March 31, 2007.

The Parent Company

Net sales for Securitas Systems AB amounted to MSEK 0 (29) for the first quarter. Income after financial items amounted to MSEK 7 (39). Cash and cash equivalents amounted to MSEK 233 (-7). The parent company has during the first quarter 2007, invested MSEK 292 (1,878) in shares in subsidiaries and MSEK 0 (0) in equipment.

Other information

As of September 29, 2006 , the company is listed on the Nordic Exchange (mid cap) with the ticker symbol SYSI. The ISIN code for the B share is SE0001785197.

Stockholm, May 8, 2007

Securitas Systems AB (publ)

Juan Vallejo
President and CEO

This report has not been reviewed by the company's auditor.

Income statement

MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Sales	**1,652.9**	**1,471.4**	**6,369.9**
Cost of goods sold[1]	-1,086.8	-930.2	-4,017.6
Gross income	**566.1**	**541.2**	**2,352.3**
Selling and administrative expenses[1]	-445.6	-422.1	-1,717.2
Operating income before amortization	**120.5**	**119.1**	**635.1**
Amortization on acquisition related intangible assets	-4.2	-4.2	-17.8
Acquisition related restructuring expenses	-	-12.5	-15.5
Operating income after amortization	**116.3**	**102.4**	**601.8**
Financial income and expenses	5.6	-28.1	-111.0
Income before taxes	**121.9**	**74.3**	**490.8**
Taxes	-37.3	-23.8	-154.1
Net income for the period	**84.6**	**50.5**	**336.7**

Of which attributable to;			
Shareholders in the parent company	84.2	50.3	334.9
Minority interests	0.4	0.2	1.8
Earnings per share before dilution, SEK	0.23	0.14	0.92
Earnings per share after dilution, SEK	0.23	0.14	0.92

[1]Of which depreciation and amortization on:			
Tangible fixed assets	-31.3	-33.3	-114.3
Intangible assets (excluding amortization on acquisition related intangible assets)	-4.9	-4.7	-18.2
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-36.2**	**-38.0**	**-132.5**

Key ratios			
Sales growth, %	12	17	10
Organic sales growth, %	13	10	9
Operating margin before amortization, %	7.3	8.1	10.0
Operating margin after amortization, %	7.0	7.0	9.4
Net margin, %	5.1	3.4	5.3

For definitions see page 17

Balance sheet

MSEK	31 Mar 2007	31 Mar 2006	31 Dec 2006
ASSETS			
Fixed assets			
Intangible assets	2,991.2	2,698.3	2,697.9
Tangible assets	378.3	285.7	341.0
Deferred tax assets	31.8	21.9	27.8
Financial assets	0.8	1.3	0.9
Other receivables	19.9	5.0	15.3
Total fixed assets	**3,422.0**	**3,012.2**	**3,082.9**
Current assets			
Inventories	235.2	191.6	203.1
Accounts receivables and other receivables	2,171.8	1,851.5	2,080.7
Other interest-bearing current assets	-	81.0	-
Cash equivalents	582.9	757.5	637.1
Total current assets	**2,989.9**	**2,881.6**	**2,920.9**
TOTAL ASSETS	**6,411.9**	**5,893.8**	**6,003.8**

EQUITY			
Capital and reserves attributable to the shareholders of the Parent Company	2,358.1	398.4	2,226.5
Minority interests	6.8	10.6	6.3
Total equity	**2,364.9**	**409.0**	**2,232.8**
LIABILITIES			
Long-term liabilities			
Borrowing	2,009.4	4.0	1,956.3
Other interest-bearing liabilities	86.7	-	-
Deferred income tax liabilities	102.8	85.8	96.7
Pension commitments	40.1	32.6	42.2
Other liabilities	45.8	44.0	36.8
Total long-term liabilities	**2,284.8**	**166.4**	**2,132.0**
Current liabilities			
Borrowing	47.9	3,185.8	66.1
Liabilities concerning Intra-Group restructuring measures	-	533.3	-
Accounts payable and other liabilities	1,714.3	1,599.3	1,572.9
Total current liabilities	**1,762.2**	**5,318.4**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**6,411.9**	**5,893.8**	**6,003.8**

Capital employed and financing

MSEK	31 Mar 2007	31 Mar 2006	31 Dec 2006
Operating capital employed	1,013.9	648.3	987.7
Goodwill	2,700.5	2,423.8	2,421.6
Acquisition related intangible assets	210.8	220.3	207.9
Capital employed	**3,925.2**	**3,292.4**	**3,617.2**
Net debt	1,560.3	2,883.4	1,384.4
Equity	2,364.9	409.0	2,232.8

Key ratios	31 Mar 2007	31 Mar 2006	31 Dec 2006
Operating capital employed as % of sales	15	10	15
Return on capital employed, %	16	20	18
Net debt/equity ratio, times	0.66	N/A	0.62
Equity/assets ratio	37	N/A	37

For definition see page 17

Cash flow

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2007	2006	2006
Cash flow before changes in working capital	74.9	97.5	578.7
Changes in working capital	59.0	100.1	-249.6
Cash flow from operating activities	**133.9**	**197.6**	**329.1**
Cash flow from investing activities	-342.1	-14.1	-297.2
Of which acquisition of subsidiaries/operations	*-268.9*	*-4.8*	*-86.2*
Cash flow from financing activities	146.4	208.5	223.2
Cash flow for the period	**-61.7**	**392.1**	**255.1**
Cash equivalents at the beginning of the period	**637.1**	**365.4**	**365.4**
Cash flow for the period	-61.7	392.1	255.1
Exchange rate differences in cash equivalents	7.6	-0.5	16.6
Cash equivalents at the end of the period	**583.0**	**757.5**	**637.1**

Statement of income and expenses recognized in equity

MSEK	31 Mar 2007			31 Mar 2006		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Income and expenses reported directly in equity						
Actuarial gains and losses net	-	-	-	7.7	-	7.7
Translation differences	47.4	0.1	47.5	-14.1	0.3	-13.8
Total income and expenses recognized directly in equity	**47.4**	**0.1**	**47.5**	**-6.4**	**0.3**	**-6.1**
Net income for the period	84.2	0.4	84.6	50.3	0.2	50.5
Total income and expenses for the period	**131.6**	**0.5**	**132.1**	**43.9**	**0.5**	**44.4**

Effects of changes in equity

MSEK	31 Mar 2007			31 Mar 2006		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Opening balance, Jan 1	**2,226.5**	**6.3**	**2,232.8**	**-1,518.2**	**9.5**	**-1,508.7**
Total income and expenses reported directly in equity	**47.4**	**0.1**	**47.5**	**-6.4**	**0.3**	**-6.1**
Net income for the period	84.2	0.4	84.6	50.3	0.2	50.5
Total capital changes excluding transactions with the company's owner	**131.6**	**0.5**	**132.1**	**43.9**	**0.5**	**44.4**
Group contribution, dividends and similar items[1]	-	-	-	55.8	-	55.8
Acquisition of minority	-	-	-	-	0.6	0.6
Shareholders' contribution received from Securitas AB[2]	-	-	-	1,816.9	-	1,816.9
Closing balance	**2,358.1**	**6.8**	**2,364.9**	**398.4**	**10.6**	**409.0**

[1] Refers to transactions made directly against equity between Systems' companies and other companies within the Securitas Group.
[2] Securitas AB was, until listing on September 29, 2006 , the parent company of Securitas Systems AB

Data per share

SEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Share price at the close of the period	24.30	N/A	27.70
Result after taxes	0.23	0.14	0.92
Number of outstanding shares[1]	365,058,897	365,058,897	365,058,897
Average number of shares[1]	365,058,897	365,058,897	365,058,897

[1] The number of shares stated in the comparative figure for 2006 is the same as the current number of shares after the bonus issue per April 5, 2006.

Segment overview January-March

MSEK	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	1,222.8	1,097.1	418.3	362.8	11.8	11.5	-	-	1,652.9	1,471.4
Sales, internal	-	-	-	-	6.8	6.6	-6.8	-6.6	-	-
Sales	**1,222.8**	**1,097.1**	**418.3**	**362.8**	**18.6**	**18.1**	**-6.8**	**-6.6**	**1,652.9**	**1,471.4**
Organic sales growth, %	*12*	*10*	*18*	*8*	-	-	-	-	*13*	*10*
Operating profit before amortization	144.0	128.5	-2.0	15,2	-21.5	-24.6	-	-	120.5	119.1
Operating margin before amortization, %	*11.8*	*11.7*	*-0.5*	*4.2*	-	-	-	-	*7.3*	*8.1*
Amortization on acquisition related intangible assets	-1.9	-2.0	-2.3	-2.2	-	-	-	-	-4.2	-4.2
Acquisition related restructuring expenses	-	-0.4	-	-12.1	-	-	-	-	-	-12.5
Operating profit after amortization	**142.1**	**126.1**	**-4.3**	**0.9**	**-21.5**	**-24.6**	-	-	**116.3**	**102.4**
Operating capital employed	885.8	556.7	306.4	283.0	-178.4	-191.4	-	-	1,013.9	648.3
Operating capital employed *as % of sales*	*18*	*12*	*17*	*17*	-	-	-	-	*15*	*10*
Goodwill	1,323.9	1,077.2	1,300.1	1,271.1	76.6	75.5	-	-	2,700.5	2,423.8
Acquisition related intangible assets	60.1	63.9	150.7	156,4	-	-	-	-	210.8	220.3
Capital employed	**2,269.8**	**1,697.8**	**1,757.2**	**1,710.5**	**-101.8**	**-115.9**	-	-	**3,925.2**	**3,292.4**

The Group's organic sales growth and currency changes

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization (MSEK) appears below:

	Jan- Mar		
Sales	**2007**	**2006**	**%**
Sales	1,652.9	1,471.4	*12*
Acquisitions/disposals	28.6		
Exchange rate changes from 2006	41.3		
Organic sales	**1,665.6**	1,471.4	*13*

Operating income before amortization	**2007**	**2006**	**%**
Operating income before amortization	120.5	119.1	*1*
Exchange rate changes from 2006	1.1		
Operating income before amortization	**121.6**	119.1	*2*

Operating income after amortization	**2007**	**2006**	**%**
Operating income after amortization	116.3	102.4	*14*
Exchange rate changes from 2006	-0.2		
Operating income after amortization	**116.1**	102.4	*13*

Definitions

Capital employed: Not interest-bearing fixed and current assets less non interest-bearing long-term and current liabilities.

Combined financial statements: The financial statements for 2006 are presented as if the operations were formed on January 1, 2005. The transfer of operations from Securitas AB to Securitas Systems has taken place at the book value reported in the Securitas Group, according to the predecessor basis.

Earnings per share: Net income for the period attributable to shareholders divided by the number of shares.

Equity/assets ratio: Equity as percentage of total assets.

Net debt: Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt divided by equity.

Net margin: Net result as a percentage of sales.

Operating capital employed: Capital employed less goodwill, acquisition related intangible assets and participations in associated companies.

Operating capital employed as % of total sales: Operational capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

Operating income after amortization: Operating income after amortization on acquisition related intangible assets and acquisition related restructuring expenses and depreciation and amortization on tangible assets and other intangible assets.

Operating income before amortization: Operating income before amortization on acquisition related intangible assets and acquisition related restructuring expenses, but after depreciation and amortization on tangible assets and other intangible assets.

Organic sales growth: Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales.

Operating margin before amortization: Operating income before amortization as a percentage of total sales.

Operating margin after amortization: Operating income after amortization as a percentage of total sales.

Return on capital employed: Operating income before amortization (rolling 12 months) as a percentage of capital employed.

Appendix 1

Pro forma quarterly reporting 2006

Income statement 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Sales	**1,471.4**	**1,540.4**	**1,500.5**	**1,857.6**	**6,369.9**
Cost of goods sold[1]	-930.2	-977.8	-939.0	-1,170.6	-4,017.6
Gross income	**541.2**	**562.6**	**561.5**	**687.0**	**2,352.3**
Selling and administrative expenses[1]	-426.0	-408.9	-423.0	-431.3	-1,689.2
Operating income before amortization	**115.2**	**153.7**	**138.5**	**255.7**	**663.1**
Amortization on acquisition related intangible assets	-4.2	-4.1	-4.3	-5.2	-17.8
Acquisition related restructuring expenses	-12.5	-1.1	-0.8	-1.1	-15.5
Operating income after amortization	**98.5**	**148.5**	**133.4**	**249.3**	**629.8**
Financial income and expenses	-14.8	-17.3	-18.4	-30.5	-81.0
Income before taxes	**83.7**	**131.2**	**115.0**	**218.8**	**548.8**
Taxes	-26.6	-42.1	-36.8	-66.7	-172.3
Net income for the period	**57.1**	**89.1**	**78.2**	**152.1**	**376.5**

Of which attributable to;					
Shareholders in the parent company	56.9	88.6	77.6	151.6	374.7
Minority interests	0.2	0.5	0.6	0.5	1.8
Earnings per share before dilution, SEK	0.16	0.24	0.21	0.42	1.03
Earnings per share after dilution, SEK	0.16	0.24	0.21	0.42	1.03

[1]**Of which amortization;**					
Tangible fixed assets intangible assets	-33.3	-23.3	-30.2	-27.5	-114.3
(excluding amortization on acquisition related intangible assets)	-4.7	-4.5	-4.5	-4.5	-18.2
Total amortization (excluding amortization on acquisition related intangible assets)	**-38.0**	**-27.8**	**-34.7**	**-32.0**	**-132.5**

Key ratios					
Sales growth, %	17	7	9	8	10
Organic sales growth, %	10	4	8	14	9
Operating margin before amortization, %	7.8	10.0	9.2	13.8	10.4
Operating margin after amortization, %	6.7	9.6	8.9	13.4	9.9

Balance sheet 2006

MSEK	Mar 31	Jun 31	Sep 31	Dec 31
ASSETS				
Fixed assets				
Intangible assets	2,698.3	2,672.6	2,711.5	2,697.9
Tangible assets	285.7	322.5	339.6	341.0
Deferred tax assets	21.9	29.2	65.8	27.8
Financial assets	1.3	1.0	3.1	0.9
Other receivables	5.0	13.1	14.9	15.3
Total fixed assets	**3,012.2**	**3,038.4**	**3,134.9**	**3,082.9**
Current assets				
Inventories	191.6	197.1	198.8	203.1
Accounts receivables and other receivables	1,851.5	1,852.5	1,993.0	2,080.7
Other interest-bearing current assets	81.0	138.4	-	-
Cash equivalents	757.5	293.9	515.1	637.1
Total current assets	**2,881.6**	**2,481.9**	**2,706.9**	**2,920.9**
TOTAL ASSETS	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

EQUITY				
Capital and reserves that can be attributed to the Parent Company's shareholders	2,020.8	2,044.4	2,136.4	2,226.5
Minority interest	10.6	10.1	10,7	6.3
Total equity	**2,031.4**	**2,054.5**	**2,147.1**	**2,232.8**
LIABILITIES				
Long-term liabilities				
Borrowing	4.0	5.5	1,969.6	1,956.3
Deferred tax liabilities	85.8	89.4	105.7	96.7
Pension commitments	32.6	29.3	29.1	42.2
Other long-term liabilities	44.0	47.4	43.2	37.8
Total long-term liabilities	**166.4**	**171.6**	**2,147.6**	**2,132.0**
Current liabilities				
Borrowing	1,563.4	1,803.2	73.6	66.1
Liabilities concerning Intra-Group restructuring measures	533.3	-	-	-
Accounts payable and other liabilities	1,599.3	1,491.0	1,473.5	1,572.9
Total current liabilities	**3,696.0**	**3,294.2**	**1,547.1**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

Operating cash flow 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Operating incomer before amortization	115.2	153.7	138.5	255.7	663.1
Investments in fixed assets	-35.1	-76.6	-61.3	-36.7	-209.7
Reversal of depreciation and amortization	38.0	27.5	34.5	32.5	132.5
Net investments in fixed assets	2.9	-49.1	-26.8	-4.2	-77.2
Changes in operating capital employed	16.5	-100.9	-37.0	-27.8	-149.2
Operating cash flow	**134.6**	**3.7**	**74.7**	**223.7**	**436.7**

END